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04004120

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27120

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert A. Stanger & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1129 Broad Street
(No. and Street)

Shrewsbury (City) NJ (State) 07702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Curchin Group, LLC
(Name – if individual, state last, first, middle name)

125 Half Mile Rd (Address) Red Bank (City) NJ (State) 07701-6749 (Zip Code)

CHECK ONE:

- XX ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 25 2004
813

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas F Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Co., Inc., as of Deceber 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

LORI D CHADWICK
Notary Public
State of New Jersey
My Commission Expires May 27, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT A. STANGER & COMPANY, INC.

FINANCIAL REPORT
DECEMBER 31, 2003

ROBERT A. STANGER & COMPANY, INC.

CONTENTS

THE CURCHIN GROUP, LLC Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

We have audited the accompanying balance sheets of Robert A. Stanger & Company, Inc. as of December 31, 2003 and 2002 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert A. Stanger & Company, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on Page 8 in the Supplemental Schedules of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2003 and 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Curchin Group

THE CURCHIN GROUP, LLC

February 14, 2004
Red Bank, New Jersey

125 Half Mile Road, Red Bank, New Jersey 07701-6749 • Tel. (732) 747-0500 • Fax (732) 747-7700

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	$ (233,329)	$ 44,212
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	4,811	10,389
Deferred taxes	20,560	-
Changes in operating assets and liabilities:		
Accounts receivable - trade	274,032	161,250
Accounts receivable - other	(99,218)	(71,832)
State income taxes receivable	890	(890)
Accounts payable	(37,604)	(66,408)
Taxes payable	500	-
Net cash flows from operating activities	(69,358)	76,721
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(3,407)	-
Change in investments in limited partnerships	8,656	31,977
Net cash flows from investing activities	5,249	31,977
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' contributions	-	1,128
Shareholders' distributions	(5,770)	(144,263)
Net cash flows from financing activities	(5,770)	(143,135)
NET CHANGE IN CASH	(69,879)	(34,437)
CASH, BEGINNING OF YEAR	284,240	318,677
CASH, END OF YEAR	$ 214,361	$ 284,240
SUPPLEMENTAL CASH FLOW INFORMATION:		
Taxes paid	$ 2,283	$ 1,740

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
BALANCE SHEETS
DECEMBER 31,

ASSETS	2003	2002
CURRENT ASSETS:		
Cash	$ 214,361	$ 284,240
Investments in limited partnerships	16,110	24,766
Accounts receivable - trade	802,773	1,076,805
Accounts receivable - other	262,067	162,849
State income taxes receivable	-	890
Deferred state tax asset	-	10,700
	1,295,311	1,560,250
LONG TERM ASSETS:		
Furniture and equipment, net of accumulated depreciation	4,922	6,326
TOTAL ASSETS	$1,300,233	$1,566,576

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES:		
Accounts payable - trade	$ 60,764	$ 98,368
Taxes payable	500	-
Deferred tax liability	9,860	-
	71,124	98,368
COMMITMENTS		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	1,227,609	1,466,708
TOTAL SHAREHOLDERS' EQUITY	1,229,109	1,468,208
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,300,233	$1,566,576

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31,

	2003	2002
REVENUE:		
Consulting and related services	$3,603,549	$3,946,209
Interest income	1,111	5,379
Total revenue	3,604,660	3,951,588
COSTS AND EXPENSES:		
Salaries	2,451,282	2,642,519
Employee benefits	248,267	255,935
Consultants	521,477	500,286
Office rent	148,622	140,296
Insurance	50,583	39,652
Legal fees	13,989	38,833
Accounting fees	12,200	10,750
Payroll processing fees	4,891	4,854
Travel and conference	94,884	39,151
Telephone	35,112	35,041
Postage	18,951	17,408
Automobile	9,443	31,131
Publications, dues and subscriptions	43,314	24,460
Utilities	10,567	10,738
Office maintenance and supplies	112,813	96,299
Contributions	32,550	5,100
Depreciation	4,811	10,389
Website	-	3,684
Advertising	-	-
Total costs and expenses	3,813,756	3,906,526
NET INCOME FROM OPERATIONS BEFORE PROVISION FOR STATE INCOME TAXES	(209,096)	45,062
PROVISION FOR STATE INCOME TAXES	24,233	850
NET INCOME	(233,329)	44,212
RETAINED EARNINGS, BEGINNING OF YEAR	1,466,708	1,565,631
SHAREHOLDERS' CONTRIBUTION	-	1,128
SHAREHOLDERS' DISTRIBUTION	(5,770)	(144,263)
RETAINED EARNINGS, END OF YEAR	$1,227,609	$1,466,708

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 1 - NATURE OF THE ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Organization - Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services.

The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

Income Taxes - The Company, at the consent of its shareholder, has elected "S" Corporation status under the Internal Revenue Code. Instead of paying federal corporate income taxes, the shareholder is taxed individually on the Company's taxable income. No provision or liability for federal income taxes has been made.

In addition, the Company elected "S" Corporation status under the laws of the State of New Jersey. State income taxes are provided for on the excess of the corporate tax rate over the shareholder's individual tax rate.

Deferred state income taxes arise primarily from the fact that the Company prepares its financial statements on the accrual basis of accounting and prepares its tax return on the cash basis of accounting.

Investments in Limited Partnerships - The Company records its investments in limited partnerships at cost adjusted for earnings and distributions.

Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT:

Furniture and equipment consists of the following at December 31,:

	2003	2002
Furniture and equipment	$254,174	$250,768
Less: accumulated depreciation	249,252	244,441
	$ 4,922	$ 6,326

ROBERT A. STANGER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 3 - INCOME TAXES:

The provision (credit) for income taxes consists of the following components:

	2003	2002
Current taxes	$ 3,673	$ 850
Deferred taxes	20,560	-
	$ 24,233	$ 850

NOTE 4 - DEFINED CONTRIBUTION PLAN:

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for the years ended December 31, 2003 and 2002.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consists principally of cash and accounts receivable.

The Company maintains cash with various financial institutions, which limits exposure to any one institution. At times, cash balances may exceed insured limits.

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals comprising the customers of the Company. No allowance for uncollectible accounts has been provided, as management believes the balance of accounts receivable to be fully collectible.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Concentrations - Approximately 12% of the Company's revenues were generated by contracts from one customer, and 47% of the Company's receivables were owed from two customers at December 31, 2002.

Lease Commitment - The Company has entered into a commitment to lease office space from February 1, 2000 on a five-year lease at $126,473 per annum. The lease expires January 31, 2005. The lease agreement allows for an annual rent increase based upon the Consumer Price Index at the end of each yearly anniversary for the term of the lease. The increase in rent shall never be less than 4% or greater than 7%.

The future minimum lease payments required under the lease is as follows:

December 31,	
2004	$147,955
2005	12,330
	$160,285

ROBERT A. STANGER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following sets forth the Company's net capital status at December 31:

	2003	2002
Net capital	$142,220	$183,682
Required net capital	$ 5,000	$ 6,560
Net capital in excess of minimum required	$137,220	$177,122
Aggregate indebtedness	$ 71,124	$ 98,368
Net capital ratio	0.50 to 1	0.54 to 1

Regulations of the State of New Jersey require minimum net capital of $10,000.

NOTE 8 - RECONCILIATON OF AUDITED COMPUTATION OF NET CAPITAL AND BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA:

For the years ended December 31, 2003 and 2002 there were no differences between the audited computation of net capital and the Company's corresponding unaudited Part IIA.

ROBERT A. STANGER & COMPANY, INC.
SUPPLEMENTAL SCHEDULES OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

	2003	2002
COMPUTATION OF NET CAPITAL:		
Total capital	$ 1,229,109	$ 1,468,208
Less: non-allowable assets	(1,086,872)	(1,284,526)
Haircuts	(17)	-
Net capital	$ 142,220	$ 183,682
AGGREGATE INDEBTEDNESS	$ 71,124	$ 98,368
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,744	$ 6,560
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000	$ 5,000
Excess net capital	$ 137,220	$ 177,122
Excess net capital at 1000%	$ 135,108	$ 173,845
Ratio: Aggregate indebtedness to net capital	0.50	0.54

THE CURCHIN GROUP, LLC Certified Public Accountants

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

In planning and performing our audit of the financial statement of Robert A. Stanger & Company, Inc. (the "Company") for the year ended December 31, 2003 we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13;or (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

125 Half Mile Road, Red Bank, New Jersey 07701-6749 • Tel. (732) 747-0500 • Fax (732) 747-7700

Because of inherent limitations in internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives

This report is intended solely for the information and use of the shareholders, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Curchin Group

THE CURCHIN GROUP, LLC

February 14, 2004
Red Bank, New Jersey